Mail Stop 4561

March 2, 2007

Michael J. Rapisand
Corporate Secretary and Chief Financial Officer
Xplore Technologies Corp.
14000 Summit Drive, Suite 900
Austin, Texas 78728

> **Re:** **Xplore Technologies Corp.**
> **Amendment No. 2 to Form S-4**
> **Filed on February 8, 2007**
> **File No. 333-138675**

We have reviewed your amendment to Form S-4 and have the following comments. Please note that all references to prior comments refer to our comment letter issued December 12, 2006.

General

1. Please refer to prior comment 1. Please consider revising the jurisdiction of incorporation on the facing page of the registration statement to include a footnote explanation regarding your intent to effect a "domestication" under Section 388 of the DGCL whereby you will become a Delaware corporation. In this regard, please confirm that the signatories to the registration statement will retain full liability for the statement in the registration statement after the "domestication" is competed.

2. We have received your request for confidential treatment and will issue comments, if any, under separate cover. Please note that we must complete our review of your confidential treatment request, including confirmation that it has been received by the Office of the Secretary, before we may act favorably upon a request for effectiveness of the Form S-4.

Risk Factors, page 9

3. We reissue prior comment 12. It appears that many of your risk factor subheadings now state that your business, operations or planned operations may be materially adversely affected or use similar language. For instance, on page 11 you state that if you don't develop a rugged notebook accepted by the market your

"planned operations would be materially affected" and that because your revenues are highly dependent on one product family, any reduction in sales "would have a material adverse effect on our results of operations." This phrase is repeated throughout many of your risk factor subheadings. Please revise to identify more specifically the particular risk associated with an inability to develop a marketable product, a drop in sales, and the other risks you describe.

4. Please refer to prior comment 16. We note your response indicating that you do not consider yourself to be substantially dependent on the Peak Technologies agreement. Please tell us the percentage of revenues that Peak Technologies has accounted in fiscal year 2006 and for the nine-month period ended December 31, 2006. Please provide similar information for fiscal years 2005 and 2004. Tell us how many of your other customers, VAR or otherwise, have accounted for 10% or more of your revenues. Finally, tell us whether the loss of Peak Technologies as a VAR would materially impact the company's revenues.

Shareholder Approval, page 23

5. Please refer to prior comment 24. Revise to disclose, consistent with your response, that there are no time limits on the duration of the authorization resulting from a favorable shareholder vote. Shareholders should understand the full impact of a favorable vote.

United States and Canadian Income Tax Considerations

United States Tax Consequences, page 35

6. We note that the disclosure regarding the U.S. tax consequences is conditional and appears to suggest that the law upon which counsel is opining is unsettled. See, for example, your statements on page 36 that the change in domicile "should not" represent a taxable transaction but in the event that it doe not qualify as a F Reorganization, the domestication "could" qualify under Code Section 368(a)(1)(D). Tell us whether you consider the law to be unsettled and why you believe the conditional opinion satisfies the requirements of Item 601(b)(8) of Regulation S-K.

Business

Sales, page 53

7. Please refer to prior comment 33. Consistent with your response, please disclose the selection criteria you used to identify the end-users. Further, revise the disclosure to state more clearly who your customers are. In your response you

state that your customers are predominately VARs. In your disclosure you appear to use various terms to describe the same category of customers, i.e., VARs, distribution partners and system integrators. To the extent these terms are interchangeable and/or refer to your customers, please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Financial Statements under Canadian GAAP, page 61

8. We note your response to our previous comment 42 where you indicate that the Company has not identified any material weaknesses that have impacted its US GAAP financial statements. Considering the Company had significant restatements in your Canadian GAAP financial statements it is not clear to the Staff how you determined that there were no material weaknesses in the Company's internal controls over financial reporting that impacted either your US GAAP or Canadian GAAP financial statements. Please explain. If there were material weaknesses, explain the actions the Company has undertaken or will undertake to remediate such weaknesses.

9. Please refer to prior comment 44. It is unclear from your disclosure on page 64 whether you experienced actual changes in the price of your products or whether "the favorable impact of pricing" was due to the changes in profit margin resulting from the change in product mix you describe. Please revise to state whether you experienced increases or decreases in the prices charged for your products and services.

Management

Compensation Committee Interlocks and Insider Participation, page 80

10. We reissue prior comment 51. Please note that Release No. 33-7009 Section III, H. specifically addresses the "Failure to Disclose Related Transactions Under the Caption 'Compensation Committee Interlocks and Insider Participation.'" As stated in the release, the disclosure of certain relationships of members of the registrant's board who participate in executive compensation deliberations is required to appear in full under the caption "Compensation Committee Interlocks and Insider Participation." Thus, as we previously commented, you may include a cross-reference in the section titled Certain Relationships and Related Transactions to the disclosure that should appear in this section, but not vice versa.

Part II

Undertakings

11. We note that you did not include paragraph 512(a)(5) of the undertaking. Please update the disclosure to include the currently required undertakings outlined in paragraphs 512(a)(5)(i) or (ii) of the rule, as applicable to your offering.

Interim Financial Statements

Note 3 – Loss Per Share, page F-5

12. We note your response to our previous comment 57 where you indicate that while the Company considered the guidance in EITF 03-6, since the effect of the conversion of the preferred shares is anti-dilutive, the Company did not present dual earnings per share. However, it is not clear from your response how the Company considered Issue 5 of such guidance. Tell us whether the Company's Series A or Series B preferred shareholders have contractual obligations to share in the Company's losses. If so, tell us how you considered such guidance, which states that an entity should not automatically exclude a convertible participating security from the computation of basic EPS if an entity has a net loss from continuing operations. Revise your disclosures in Note 3 to specifically address the Company's consideration of EITF 03-6 and its impact on your earnings per share calculations. Also, revise to include, for each period presented, the number of securities (i.e. warrants, options, conversion of Series A and Series B Preferred Shares and debentures) that were excluded from the calculations of diluted EPS because their inclusion would be anti-dilutive. We refer you to paragraph 40(c) of SFAS 128.

Note 5 – Debentures, page F-7

13. We note your response to our prior comment 58 where you indicate that the Series A and Series B Preferred shares did not contain a beneficial conversion feature as the conversion rate was equal to the market price. We note that the Company issued Series B Preferred Shares on August 9, 2006 at $0.34 per share in a private placement and that such shares are convertible initially on a one-for-one basis into common stock. According to Yahoo, the Company's common stock was trading at $0.56 per share on the same date. Therefore, please explain your statement that the conversion rate ($0.34) equaled the market price ($0.56) of the Company's common stock on the commitment date. In this regard, please note that pursuant to paragraphs 5 and 58 of SFAS 107 the use of a quoted market price, even in a thinly traded market, are relevant measures of fair value. A similar analysis should be made for the Series A Preferred Stock.

Annual Financial Statements

Report of Independent Registered Auditors, page F-11

14. We note your response to our prior comment 62 where you state that "as a result of events occurring after the initial filing, any questions the Company's auditors had regarding the ability of the Company to continue as a going concern have been overcome and the Company's auditors have amended their report accordingly." It is unclear what events transpired after your initial filings that changed the auditors opinion as the items cited in the revised disclosures in Note 2 (i.e. borrowings from your senior lender and financial support from Phoenix Venture Fund) existed at the time of your original filing. Please explain. Also, tell us how Mintz & Partners considered the guidance in AU Section 341 and Question 1 to AU Section 9341 in determining that a going concern paragraph was no longer necessary.

15. We note that your auditors are located in Canada. As of December 31, 2006, it appears that the majority of your assets and operations are located in the United States, as well as all of your employees and senior management. In light of this fact, please tell us whether you plan to engage an auditor located in the United States to serve as your principal auditor for future filings. If not, please tell us how you current Canadian audit firm plans to conduct future audits and reviews of the Company's financial statements. We refer you to Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217 for further guidance.

Note 2 – Significant Accounting Policies

e) Deferred Charges, page F-18

16. We note your response to our prior comment 63 where you indicate that the value of the warrants issued to the short-term debenture holders was in effect a penalty for non-payment of matured debt. Your further indicate that the modification of the debt (due to the $1,329,000 penalty and the extension of the maturity to June 30, 2006) did not cause the debt to change by more than 10%. Please provide your calculations to support your conclusions that the present value of the cash flows under the terms of the new debt (including the impact of the penalty) did not change by more than 10% from the present value of the cash flows under the terms of the original instrument.

15. Also, we note from your disclosures on page F-7 that the remaining unamortized deferred financing costs of $424,000 resulting from the issuance of the warrants

was recorded as Series A Preferred Share issuance costs as part of the recapitalization. Tell us how you determined that these costs should be recorded as preferred stock issuance costs versus expensing them as costs of extinguishment of the debt. Please explain and provide the specific accounting guidance applied in your analysis.

g) Revenue Recognition, page F-19

16. We note your response to our prior comment 64 where you indicate that the Company has changed its business practices such that sales to re-sellers are undertaken only when the Company has assurances that all requirements for revenue recognition under SAB 104 have been met. On page 59 you indicate that you do not hold inventory at your resellers and you do not expect resellers to hold significant inventories of your product. How does the Company define "significant inventories"? Does the Company monitor the inventory levels at each of your resellers to ensure they are not holding excess levels of inventory? Tell us if the Company offers any price concessions for excess or obsolete inventory held by your resellers and if so, tell us how you account for such consideration.

Legality Opinion

17. Please tell us the bases for the assumptions you have included under paragraphs (i) through (vi). For example, it is unclear why you are assuming that the company was a duly incorporated and validly existing corporation of Canada in good standing immediately prior to the time of domestication, when you have not stated whether it is duly incorporated and validly existing as of the date of your opinion. Similarly, what is the reason for assuming the company had full corporate power and authority to domesticate to Delaware? Is there a reason why you cannot now state whether the company has full corporate power and authority to effect the change in jurisdiction? To the extent these are readily ascertainable facts that are material to your opinion, it is inappropriate to include such broad assumptions. On the other hand, if you cannot provide an opinion as to whether, for example, the company now has full corporate power and authority to domesticate to Delaware, consider whether risk factor disclosure regarding any uncertainty in this regard is necessary.

18. Please explain your reference under paragraph (ii) to the issued and outstanding common shares and Series A and B preferred shares, no par value, were duly authorized, validly issued, fully paid and non-assessable shares of the Canadian company. Your disclosure in the prospectus relating to the issue and outstanding common and preferred shares indicate that they each have a par value of $0.001. We note that the company may issue an unlimited number of such shares with no par value.

19. The assumption that the company filed all notices, reports, documents or other information and obtained all authorizations, etc. and otherwise complied with all requirements of the Act and other applicable laws of Canada is too broad to be meaningful disclosure. As you should have knowledge of what actions the company has not yet taken to effectuate the domestication, please revise your opinion to limit the assumptions consistent with your knowledge of the facts as of the date of the opinion.

20. Please revise the penultimate paragraph to delete the second sentence and any implication that the opinion may not be relied upon by the potential investors.

21. Moreover, we note that the opinion is given as of the date of February 6, 2007. Please be advised that you will need to update the legality opinion so it speaks as of a date immediately prior to the desired effective date.

Exhibit 16.1

22. We note your response to our prior comment 69 and have the following additional comments:
    - We note the authoritative Canadian GAAP literature the Company applied to determine the timing of revenue recognition, warranty reserves and inventory valuation. Tell us specifically how you applied this guidance initially and explain how you subsequently determined that your initial application was incorrect.
    - Explain, in detail, why the Company and your current auditors believe the restatement is a correction of an error and not a change in accounting policy.
    - We note that you presented Deloitte Canada with supporting documentation to your restatements. Please provide copies of such documentation as well as copies of the correspondence to and from the Ontario Securities Commission relating thereto.

    You may contact Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

                                                        Sincerely,

                                                        Barbara C. Jacobs
                                                        Assistant Director

Michael J. Rapisand
Xplore Technologies Corp.
March 2, 2007
Page 8

cc: <u>Via facsimile: (212) 895- 2900</u>
          Jonathan J. Russo, Esq.
          Thelen Reid Millstein Felder & Steiner LLP